Exhibit (a)(5)(iii)

PRESS RELEASE	SOURCE:	First Trust/Aberdeen Global Opportunity Income Fund

FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY INCOME FUND ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

WHEATON, IL - (BUSINESS WIRE) – FEBRUARY 12, 2021- First Trust/Aberdeen Global Opportunity Income Fund (NYSE: FAM) (the “Fund”) today announced the preliminary results of the tender offer it conducted.

As previously announced, the Fund conducted a tender offer for up to 20% of its outstanding common shares for cash at a price per share equal to 98% of the net asset value per share as determined as of the close of the regular trading session of the NYSE on February 16, 2021. The Fund’s tender offer, which expired at 5:00 p.m. New York City time on Friday, February 12, 2021, was oversubscribed. Due to the fact that the number of shares tendered exceeded the number of shares the Fund offered to purchase, the Fund will purchase the maximum percentage of its outstanding common shares on a pro-rata basis in accordance with the number of shares duly tendered by each shareholder and the terms of the offer to purchase. Based on preliminary information, a total of 5,450,859 shares were tendered.

The Fund currently expects to announce the final results of the tender offer on Tuesday, February 16, 2021.

The Fund is a diversified, closed-end management investment company that seeks to provide a high level of current income. As a secondary objective, the Fund seeks capital appreciation. The Fund pursues these investment objectives by investing in the world bond markets through a diversified portfolio of investment grade and below-investment grade government and corporate debt securities.

First Trust Advisors L.P., the Fund’s investment advisor, along with its affiliate, First Trust Portfolios L.P., are privately-held companies which provide a variety of investment services, including asset management and financial advisory services, with collective assets under management or supervision of approximately $174 billion as of January 31, 2021 through unit investment trusts, exchange-traded funds, closed-end funds, mutual funds and separate managed accounts.

Aberdeen Standard Investments Inc. (“ASII”) serves as the Fund’s investment sub-advisor. ASII is an indirect wholly-owned subsidiary of Standard Life Aberdeen plc. Aberdeen Standard Investments is the brand name for the asset management group of Standard Life Aberdeen plc, managing a range of pension funds, financial institutions, investment trusts, unit trusts, offshore funds, charities and private clients.

FORWARD-LOOKING STATEMENTS

Certain statements made in this press release are forward-looking statements. Actual results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors.

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CONTACT:   Jim Dykas – (630) 517-7665

SOURCE:      First Trust/Aberdeen Global Opportunity Income Fund